Snow Lake Initiates Exploration Program at Shatford Lake Lithium Project

Manitoba, Canada, May 23, 2024 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ:LITM) ("Snow Lake" or the "Company") is pleased to announce that field crews have initiated the 2024 exploration program on the Shatford Lake Lithium Project.

CEO Remarks

"After completing all planning and logistics for the 2024 field season, we are delighted that the exploration team is in the field and have begun their work" commented Frank Wheatley, CEO of Snow Lake.  He continued: "We have high hopes for this exploration season as they explore the prospective Shatford Lake Lithium Project adjacent to the Tanco lithium mine."

2024 Exploration Program

Snow Lake, together with Critical Discoveries, has designed a four-phase exploration program for 2024.  Phase 1 consists of compiling and analyzing all past exploration data generated by ACME Lithium Inc., including all geophysical and geochemical data, as well as past drilling results, in order to identify targets for field work in Phase 2.

Phase 1 is complete and Phase 2 has been initiated with the Critical Discoveries' field team of 4, consisting of 2 geologists and 2 field technicians.  Initial prospecting and mapping will focus on the northwest corner of the Shatford Lake Lithium Project and will then expand to cover the balance of the project.

Initial prospecting activities to date have included the discovery of two pegmatites under heavy overburden.  See Figures 1 and 2 below.  Samples have been taken and submitted to the assay lab for analysis.

Phase 3 is intended to be a program of up to 2,000 meters of diamond drilling, spread over approximately 10 holes of approximately 200 meters each, dependent upon appropriate drill target identification from Phase 2 of the program.  Phase 4 will be compilation and evaluation of all field data, assay results, and drill results from the 2024 exploration program.

Geological Setting of Shatford Lithium Project

The Shatford Lithium Project straddles a 15 kilometers long structural trend of the Greer-Shatford Shear Zone with numerous pegmatite dykes and favorable host rocks.  It is situated in the southern limb of the Bird River greenstone belt in southeastern Manitoba.  The region hosts hundreds of individual pegmatite bodies, many of which are classified as complex rare-element Lithium-Cesium-Tantalum (LCT) pegmatites - known to account for a quarter of the world's lithium production.

The northeast corner of the Shatford Lithium Project borders the mineral lease of the Tanco mine, with the Buck, Pelgi, and Dibs pegmatites nearby.

(Figure 1 - Pegmatite outcrop exposed under heavy overburden)

(Figure 2 - Pegmatite outcrop exposed under heavy overburden)

Shatford Lake Lithium Project

The Shatford Lake Lithium Project is comprised of 37 mineral claims located over three project areas - Shatford Lake, Birse Lake, and Cat-Euclid Lake, totaling approximately 17,000 acres.  The project is located in the Bird River Greenstone Belt in southeastern Manitoba.  Thirty-one (31) of the mineral claims are contiguous to the south of Sinomine Corporation's world class Tanco Mine, an LCT producer since 1969.

Snow Lake has entered into an option agreement with ACME Lithium Inc., pursuant to which Snow Lake has the option to earn up to a 90% undivided interest in the Shatford Lake Lithium Project, and may exercise the Option by paying a total of CAD$500,000 and incurring a total of CAD$1,800,000 in exploration and development expenditures over a two-year period, as follows:

Date for Completion	Cash Payment	Minimum Exploration and Development Expenditures	Earn In
Initial Payment	CAD $20,000
Upon Execution	CAD $130,000
First Year	CAD $150,000	CAD $600,000	51%
Second Year	CAD $200,000	CAD $1,200,000	90%

Once Snow Lake has earned a 90% undivided interest in the Project, and completed a positive feasibility study, a joint venture (the "Joint Venture") between Snow Lake and ACME will be formed for further development, the detailed market standard terms and conditions of which will be agreed at the time of formation of the joint venture.

Tanco Mine

Tantalum Mining Corporation of Canada Ltd. ("Tanco") is 100% owned and operated by Sinomine (Hong Kong) Rare Metals Resource Co., and operates the Tanco mine located on the northwest shore of Bernic Lake, Lac du Bonnet, Manitoba.  The Tanco mine pegmatite orebody was discovered in the late 1920's and the Tanco mine has been in commercial operation producing lithium in Manitoba for more than 50 years.  In addition to lithium concentrate for the lithium battery market, the Tanco mine produces cesium-based products for the North American market.

Manitoba, Canada

Manitoba is a Tier 1 mining jurisdiction and its ranking improved from 14th to 6th overall in the Fraser Institute's 2023 annual survey1.  Manitoba is a historic, as well as a current, mining jurisdiction with currently operating gold, nickel and lithium mines.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian clean energy development company listed on NASDAQ:LITM with a global portfolio of clean energy mineral projects comprised of two hard rock lithium projects and two uranium projects.  The Snow Lake Lithium™ Project is an advanced stage exploration project located in the Snow Lake region of Northern Manitoba and the Shatford Lake Lithium Project is an exploration stage project located adjacent to the Tanco lithium mine in Southern Manitoba.  The Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake is focused on advancing all of its projects through the various phases of exploration and development and into production in order to supply the minerals and resources needed for the clean energy and electric vehicle transitions.  Learn more at www.snowlakelithium.com.

1 Fraser Institute Annual Survey of Mining Companies 2023

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information

Frank Wheatley, CEO

+1 (604) 562-1916

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Website:  www.snowlakelithium.com

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